EXHIBIT (a)(4)

USE THIS FORM ONLY IF YOU DESIRE TO CANCEL A PREVIOUSLY

MADE ELECTION TO EXERCISE YOUR CASH ELECTION RIGHT.

COMMUNITY BANKS, INC.

NOTICE OF CANCELLATION OF ELECTION

If you previously elected to exercise your cash election right with respect to options to purchase shares of Community common stock, par value $5.00 per share, granted pursuant to Community’s stock option plans and you would like to cancel or change your election, you must complete, sign, and return this Notice by mail or courier to Community Banks, Inc., Richard Soulies, Senior Vice President, Director of Human Resources, 777 East Park Drive, Harrisburg, PA 17111. Notices may also be faxed to Mr. Soulies at 717-564-0878.  To be effective, this Notice must be received by Community before the expiration of the cash election period, which is scheduled to expire at 5:00 p.m. Harrisburg, Pennsylvania time, on November 14, 2007.  The cash election right is described in a letter to option holders from Community dated October 16, 2007 (the “Notice Letter”) and in accompanying materials.  If you have questions regarding this Notice or the process for returning this Notice, please call Richard Soulies at 717-920-5821.

To Community Banks, Inc.:

I previously received the Notice Letter along with other materials, including the Stock Option Cancellation Agreement and an Optionee Statement.  I signed and returned the Stock Option Cancellation Agreement in which I elected to exercise the cash election right to cancel one or more of my outstanding Community options in exchange for cash.  I now wish to withdraw and cancel my election with respect to options granted on one or more grant dates, as I have indicated below.  I understand that by signing this Notice and delivering it pursuant to the instructions provided, I will be withdrawing and canceling my election to exercise the cash election right with respect to my options indicated below.  I have read and I understand all of the terms and conditions of the cash election right.

I understand that in order to cancel my cash election right that I previously accepted, I must sign and deliver this Notice pursuant to the instructions above so that it is received by Community by 5:00 p.m. Harrisburg, Pennsylvania time, on November 14, 2007.  I understand that the method of delivery of this cancellation notice is at my option and risk, and that delivery will be deemed made only when actually received by Community.

By withdrawing and canceling my previous cash election, I understand that the options with respect to which I have canceled my cash election will be treated as described in the Notice Letter and the accompanying materials.  I understand that all questions as to the validity, form and eligibility of any cancellation of an election to accept the cash election right shall be determined by Community, and such determination will be final and binding.

I hereby withdraw and cancel my previous election to exercise my cash election right with respect to the following Community stock options:

  All Community stock options for which I previously exercised my cash election right;

OR

   The Community options identified below.  I have filled in the information with respect to each of the option grants for which I hereby cancel my previously exercised cash election right.

Grant Date	Expiration Date	Grant Type	Grant Price	Number Outstanding

Complete, sign and mail (or fax) to Community no later than 5:00 p.m. November 14, 2007 if you wish to cancel a previously made election to exercise your cash election right.

________________________________ Signature of Community Option Holder	D Date: ______________________, 2007

Please sign above exactly as your name appears on the Optionee Statement evidencing your Community options.

Name: __________________________ (Please Print)	Address: ________________________ ________________________ ________________________